Dune Acquisition Corporation II
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

November 26, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Benjamin Holt and David Link

Re: Dune Acquisition Corporation II
Draft Registration Statement on Form S-1
Submitted October 23, 2024
CIK No. 0002041047

Dear Messrs. Holt and Link:

On behalf of Dune Acquisition Corporation II, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 19, 2024, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on October 23, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and, as applicable, after taking into effect the purchase of membership interests in your sponsor by the independent directors, as you disclose on page 2). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.

In response to the Staff’s comment, we have added clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering and we have disclosed the nominal purchase price to be paid by them for the founder shares.

2.	Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

In response to the Staff’s comment, we have added clarified that the purchase of units in the offering and the purchase of private placement warrants and founder shares are not conditioned upon each other.

3.	As applicable, please revise to describe the experience of Mr. Castaldy in organizing special purpose acquisition companies and the extent to which he is involved in other special purpose acquisition companies. In this regard, we note your statement on page 7 and elsewhere that Mr. Castaldy structured numerous SPAC IPOs and business combinations. See Item 1603(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure relating to Mr. Castaldy’s experience with SPAC IPOs and business combinations.

Cover Page

4.	Please state whether the redemptions will be subject to any limitations, such as for shareholders holding 20% or more of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. Also disclose the “certain conditions as further described herein” relating to the redemptions or provide a cross-reference to the detailed disclosure in the prospectus.

In response to the Staff’s comment, we have updated the cover page to disclose the 20% redemption limitation. In addition, we have provided the relevant cross-reference.

5.	Please expand your discussion of the non-managing sponsor investors to disclose the different interests they may have. In this regard, we note your statement on page 68 that they will potentially have different interests. Please also revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by these investors.

In response to the Staff’s comment, we have expanded the discussion of the non-managing sponsor investors to disclose the different interest they may have. In addition, we have clarified the maximum percentage of the offering that could be purchased by these investors in the aggregate.

6.	Please revise to describe in more detail the “permitted withdrawals” from the trust account.

In response to the Staff’s comment, we have updated the cover page to describe “permitted withdrawals” in more detail.

Summary, page 1

7.	Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item 1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities or through loans, and that you intend to target an initial business combination with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants.

In response to the Staff’s comment, we have revised the disclosure on page 4.

8.	Please revise here, and elsewhere as appropriate, to more fully discuss the non-managing sponsor investors’ expressions of interest. In this regard, we note your cross-reference on the cover page to a discussion of certain additional arrangements with the non-managing sponsor investors in the Summary section. However, we are unable to locate such discussion.

In response to the Staff’s comment, we have revised the disclosure to more fully discuss the non-managing sponsor investors’ expressions of interest.

Our Sponsor, page 2

9.	We refer to your page 6 disclosure regarding transfers of equity interests in the sponsor or its direct or indirect parent entities. Please revise to clarify, as you suggest on pages 23 and 159-160, whether transfers of equity interests in the sponsor or its direct or indirect parent entities are subject to the transfer restrictions included in the letter agreement.

In response to the Staff’s comment, we have revised the disclosure on pages 6 and 7.

Our Management and Board of Directors, page 7

10.	Where you discuss the business combination Dune I consummated with Global Gas, please expand to briefly describe the material terms of the transaction.

In response to the Staff’s comment, we have briefly described the material terms of the Global Gas transaction on page 9.

Ability to extend time to complete business combination, page 28

11.	Please expand to disclose whether there are any limitations on extensions of time to complete an initial business combination, including the number of times you may seek to extend. See Item 1602(b)(4) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure to clarify that there are no such limitations.

Summary of Risk Factors, page 46

12.	Please expand your summary risk factors to highlight the risks related to the ownership by the non-managing sponsor investors and the resulting consequences, as you explain on page 84.

In response to the Staff’s comment, we have expanded the summary risk factors.

Risk Factors We may issue additional Class A ordinary shares or preference shares . . ., page 64

13.	We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

In response to the Staff’s comment, we have expanded the risk factor.

Risks Relating to Our Management Team, page 81

14.	We note the disclosure on page 6 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

In response to the Staff’s comment, we have added a new risk factor with the following heading: “Our sponsor has the ability to remove itself as our sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise, which could negatively impact our ability to consummate an initial business combination”.

Management, page 148

15.	Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. For instance, please ensure you have described the experience for each individual for the past five years. See Item 401(e) of Regulation S-K.

We have revised the disclosure in response to the Staff’s comment.

Principal Shareholders, page 158

16.	Please revise the narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing sponsor investors.

We have revised the disclosure in response to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ari Edelman, at ari@edelmanlegal.com or by telephone at (845) 533-3435.

Sincerely,

By:	/s/ Carter Glatt
Name:	Carter Glatt
Title:	Chief Executive Officer

cc: Ari Edelman, Esq.

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